ENTERRA ENERGY TRUST

VOTING DIRECTION FOR HOLDERS OF
EPC EXCHANGEABLE SHARES OF ENTERRA ENERGY TRUST

The undersigned holder (the “Holder”) of exchangeable shares (“EPC Exchangeable Shares”) of Enterra Production Corp. (formerly Rocky Mountain Acquisition Corp.) has the right to instruct Olympia Trust Company (the “Trustee”) in respect of the exercise of their votes at the Annual General and Special Meeting of the unitholders of Enterra Energy Trust (the “Trust”) to be held on May 18, 2006 (the “Meeting”), as follows:

•

To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

•

To instruct the Trustee to appoint a representative of the Trust’s management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

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To instruct the Trustee to appoint the Holder, or the Holder’s designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their EPC Exchangeable Shares be voted as follows:

1.   VOTE FOR _____ or WITHHOLD FROM VOTING ON _____ the resolution to appoint KPMG LLP, Chartered Accountants, as the auditors of the Trust for the current fiscal year and to authorize the directors of Enterra to fix their remuneration.

2.   VOTE FOR _____ or VOTE AGAINST _____ WITHHOLD FROM VOTING ON _____ the

resolution to re-appoint Olympia Trust Company as Trustee of the Trust for an additional three year term pursuant to the terms of the Amended and Restated Trust Indenture (“Amended Indenture”).

3. VOTE FOR _____ or VOTE AGAINST _____ WITHHOLD FROM VOTING ON _____ the resolution to set the number of directors to be elected at the Meeting at six.
4. VOTE FOR _____ or WITHHOLD FROM VOTING ON _____ the election of the slate of directors set out in management’s Information Circular – Proxy Statement dated April 17, 2006 (the “Circular”).

5.   VOTE FOR _____ or VOTE AGAINST _____ WITHHOLD FROM VOTING ON _____ the special Indenture Amendment Resolution as set out in the Management Information Circular – Proxy Statement dated April 17, 2006.

6.   VOTE FOR _____ or VOTE AGAINST _____ WITHHOLD FROM VOTING ON _____ the resolution replacing the Current Bonus Plan in its entirety with the Proposed Bonus Plan attached as Schedule “B”, to the Circular.

7. VOTE FOR _____ or VOTE AGAINST _____ WITHHOLD FROM VOTING ON _____ the resolution authorizing and approving the Restricted Unit and Performance Unit Incentive Plan, as set out in the Circular.
8. VOTE FOR _____ or VOTE AGAINST _____ WITHHOLD FROM VOTING ON _____ the resolution authorizing the amendments to the Trust Unit Option Plan as set out in the Circular
IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER’S EPC EXCHANGEABLE SHARES WILL NOT BE VOTED

SEE REVERSE FOR MORE VOTING INSTRUCTIONS

ENTERRA ENERGY TRUST

VOTING DIRECTION FOR HOLDERS OF
EPC EXCHANGEABLE SHARES OF ENTERRA ENERGY TRUST

PLEASE SELECT ONE OF THE FOLLOWING:
Direct the Trustee to Vote EPC Exchangeable Shares The holder hereby directs the Trustee to vote as indicated.

Appointment of Trust Management as Proxy
The Holder hereby appoints R.H. Joseph Vidal, Chairman, or failing him, E. Keith Conrad, President and Chief Executive Officer of Enterra Energy Corp., as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the EPC Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

Appointment of the Holder, or the Holder’s Designee as Proxy
The Holder hereby appoints _________________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the RPC Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EPC EXCHANGEABLE SHARES AS INDICATED.

Signature of Holder

Name of Holder

Number of EPC Exchangeable Shares Held

DATED:  ________________, 2006.

NOTES:

1.

This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to Olympia Trust Company, 2300, 125 – 9th Avenue S.E.., Calgary, Alberta T2G 0P6, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2.

If this voting direction is not signed by the Holder of EPC Exchangeable Shares, the votes to which the Holder of the EPC Exchangeable Shares is entitled will not be exercised.

3.

If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4.

This voting direction must be dated and the signature hereon should be exactly the same as the name in which the EPC Exchangeable Shares are registered.

5.

Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6.

A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.